[redacted]

SECUF 08031588 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-02698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
William Blair & Company, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 West Adams Street
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Burke (312) 236-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

PROCESSED
APR 29 2008
THOMSON REUTERS

SEC
Mail Processing
Section
APR 15 2008
Washington, DC
100

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Burke, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William Blair & Company, L.L.C., as Of December 31, 20 07, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Timothy Burke
Chief Financial Officer

Maryjo Richardson
Notary Public

"OFFICIAL SEAL"
MARYJO RICHARDSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 04/08/2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Income.
- ☐ (d) Consolidated Statement of Changes in Subordinated Borrowings.
- ☐ (e) Consolidated Statement of Changes in Principal Capital.
- ☐ (f) Consolidated Statement of Cash Flows.
- ☐ (g) Computation of Net Capital Pursuant to SEC Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Consolidated Statement of Financial Condition

William Blair & Company, L.L.C.
December 31, 2007
With Report of Independent Registered Public Accounting Firm

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm

The Principals
William Blair & Company, L.L.C.

We have audited the accompanying consolidated statement of financial condition of William Blair & Company, L.L.C. (the Company) as of December 31, 2007. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of William Blair & Company, L.L.C. at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 22, 2008

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2007

Assets		
Cash and cash equivalents		$ 239,095,629
Cash and securities segregated under federal regulations		100,026,891
Receivables:		
Customers	$ 87,914,406	
Brokers, dealers, and clearing organizations	25,557,693	
Deposits with clearing organizations	17,315,907	
Securities borrowed	5,324,620	
Other	23,310,424	
		159,423,050
Trading securities:		
State and municipal obligations	53,330,741	
Corporate debt	43,682,697	
Equity	22,124,838	
U.S. government and agency	5,725,394	
		124,863,670
Investments		13,568,221
Securities purchased under agreement to resell		576,066
Secured demand notes (collateral market value – $128,184,171)		69,784,250
Fixed assets, at cost (net of accumulated depreciation and amortization of $70,551,125)		30,042,657
Other assets		4,443,225
Total assets		$ 741,823,659
Liabilities and principal capital		
Payables:		
Principals	$ 321,313,799	
Brokers, dealers, and clearing organizations	31,448,744	
Customers	24,575,037	
Other	31,841,089	
		$ 409,178,669
Securities sold, not yet purchased		19,238,484
Accrued expenses		76,313,826
Subordinated borrowings		55,122,500
Principal capital		181,970,180
Total liabilities and principal capital		$ 741,823,659

See accompanying notes.

1. Organization and Nature of Operations

The consolidated financial statements include the accounts of William Blair & Company, L.L.C., a Delaware Limited Liability Company, and its wholly owned subsidiaries, William Blair International, Limited, William Blair Global Holdings, and William Blair Funds Placement Group, L.L.C. (collectively, the Company). All intercompany balances and transactions have been eliminated in consolidation.

The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and a member organization of the New York Stock Exchange, Inc. (NYSE) and other principal exchanges. Its operations are primarily in Chicago, Illinois. The Company makes markets in NASDAQ securities and fixed income obligations. In addition, the Company provides investment banking, execution and clearance services, investment advice, and related services to financial institutions, corporations, governments, individual investors, professional investors, and securities dealers.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

Securities Transactions and Revenue

Securities transactions and related revenues and expenses are recorded on a settlement date basis. The difference between recording on a trade date and settlement date basis is not material.

Futures contracts are marked to the market daily.

Cash and Cash Equivalents

The Company considers highly liquid investments that are purchased with a maturity of three months or less to be cash equivalents. Money market fund investments of $205.0 million are included in cash and cash equivalents.

2. Significant Accounting Policies (continued)

Cash and Securities Segregated Under Federal Regulations

At December 31, 2007, cash of $1,000, U.S. Treasury securities owned with a market value of $64.8 million, and U.S. Treasury securities obtained by securities purchased under agreement to resell in the amount of $35.2 million are segregated under federal regulations for the benefit of customers in accordance with SEC Rule 15c3-3. Cash of $20,000 is segregated for Proprietary Accounts of Introducing Brokers (PAIB) reserve requirements in accordance with SEC Rule 15c3-3.

Trading Securities, Investments, and Securities Sold, Not Yet Purchased

Trading securities, investments, and securities sold, not yet purchased are valued at quoted market prices, except for certain investments and securities with a value of $553,000 that are not readily marketable, which are carried at fair value as determined by the principals.

Securities Purchased Under Agreement to Resell

Transactions involving purchases of securities under agreement to resell (reverse repurchase agreements) are accounted for as collateralized financings and are recorded at the amount of the contract plus accrued interest. It is the policy of the Company to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

As of December 31, 2007, reverse repurchase agreements totaled $35.8 million, of which $35.2 million is included in cash and securities segregated under federal regulations in the consolidated statement of financial condition. Accrued interest receivable of $46,000 is included in securities purchased under agreements to resell as of December 31, 2007. As of December 31, 2007, the Company held collateral for reverse repurchase agreements with market value of $36.0 million, which includes accrued interest of $329,000. Reverse repurchase agreements are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparty to all reverse repurchase agreements at December 31, 2007, is a major financial institution.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amount on the consolidated statement of financial condition include receivables from, and payables to, customers, brokers, dealers, clearing organizations, and securities borrowed.

The carrying amount of secured demand notes and subordinated borrowings closely approximates fair value based upon market rates of interest available to the Company at December 31, 2007.

Securities Borrowed

Securities borrowed, collateralized by cash, are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced. The Company monitors the market value of securities borrowed on a daily basis, with collateral refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions. As of December 31, 2007, the Company has received securities with a market value of $4.9 million related to the securities borrowed transactions. These securities have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales. The Company has the right to sell or repledge securities it received under its securities borrowed transactions.

Fixed Assets

Fixed assets consist of office furnishings, equipment, software, and leasehold improvements. Depreciation on office furnishings and equipment is provided on an accelerated basis over five to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or twenty years. Software developed for internal use is capitalized along with purchased software and amortized on a straight-line basis over three years.

Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the consolidated statement of financial condition.

2. Significant Accounting Policies (continued)

Income Taxes

No provision for income taxes has been made since the income of the Company generally is not taxable to the Company but is includable in the income tax returns of the principals.

One foreign subsidiary, William Blair International, Limited, a U.K. subsidiary, is subject to U.K. income taxes. Such foreign income taxes paid are allocated to the principals and are available as foreign tax credits.

3. Deposits With Clearing Organizations

At December 31, 2007, cash of $4.3 million and U.S. Treasury securities owned having a market value of $13.0 million were pledged as collateral to secure deposit requirements at various clearing corporations.

4. Subordinated Borrowings

At December 31, 2007, the Company had subordinated borrowings of $55.1 million. Subordinated borrowings represent notes payable to current or former principals of the firm. At December 31, 2007, the Company paid an interest rate of 4% on its subordinated borrowings. At December 31, 2007, $600,000 was owed to former principals.

All subordinated borrowings have been approved by the FINRA and thus are available in computing regulatory net capital (see Note 9).

5. Commitments and Contingent Liabilities

The Company enters into exchange-traded futures contracts primarily to hedge the interest rate risk in proprietary fixed income trading positions and fixed income commitments. The contract amount of open futures contracts sold at December 31, 2007, is $8.8 million. The contract amount reflects the volume and activity and does not reflect the risk of loss due to counterparty nonperformance.

5. Commitments and Contingent Liabilities (continued)

The contract amounts of open contractual commitments of fixed income securities reflect the Company's extent of involvement in a delayed delivery and do not represent the risk of loss due to counterparty nonperformance. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial position or results of operations. At December 31, 2007, the Company had the following open contractual commitments:

Commitments to purchase	$ 23,307,790
Commitments to sell	$ 23,284,926

The Company is a defendant in lawsuits incidental to its securities and underwriting business. In the opinion of management, after consultation with outside legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's consolidated financial position or results of operations.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2007, and were subsequently settled had no material effect on the consolidated financial statements at that date.

The Company's lease agreements covering office space and certain office equipment require annual lease payments through the year 2016. Future minimum annual lease payments required of the Company at December 31, 2007, are as follows:

Year	Lease Payments
2008	$ 11,674,000
2009	10,922,000
2010	10,800,000
2011	6,912,000
2012	1,151,000
2013 – 2016	3,469,000
Total minimum lease payments	44,928,000
Less sublease rental income	(2,815,000)
Net minimum lease payments	$ 42,113,000

5. Commitments and Contingent Liabilities (continued)

In January 2008, the Company entered into a lease agreement for new headquarters space beginning in July 2011 through July 2026. These future lease payments are not included in the above table.

As of December 31, 2007, the Company was contingently liable in the amount of $210,000 under a letter-of-credit agreement issued in connection with the Company's leasehold improvement obligations.

Guarantees

The Company applies the provisions of the FASB's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership and licensing agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral (see Note 3). The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

6. Financial Instruments

In the normal course of business, the Company's activities involve the clearance, execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

6. Financial Instruments (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

Contractual commitments and futures contracts provide for the delayed delivery of securities with the seller agreeing to make delivery at a specified future date and price or yield. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in market value.

Securities sold, not yet purchased consist primarily of equity securities and are valued at market. Securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices, which may differ from the market values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral to limit the Company's exposure to counterparty credit risk. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. In the event a counterparty fails to satisfy its obligations, the Company may be required to liquidate the counterparty's position and to purchase or sell the counterparty's collateral at then-prevailing market prices. The Company monitors the margin levels daily and, pursuant to such guidelines, requires the counterparty to deposit additional collateral or to reduce positions when necessary. Management believes the margin deposits held at December 31, 2007, are adequate to minimize the risk of material loss that could be created by the positions currently held.

6. Financial Instruments (continued)

The Company's customer financing and securities settlement activities may require the Company to pledge securities as collateral in support of various secured financing sources such as bank loans and securities loaned. The Company obtained margin collateral from customers with a market value of $60.6 million at December 31, 2007, none of which was used to collateralize bank loans or securities loaned. Additionally, the Company pledges securities as collateral to satisfy margin deposits of various clearing organizations. The Company monitors the market value of securities pledged on a daily basis and requires adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

7. Related-Party Transactions

Included in other receivables is $12.8 million of fee receivables from the William Blair Mutual Funds, Inc. (the Funds). The Company serves as the Funds' investment advisor and provides administrative services to the Funds under a management agreement. Included in investments is $1.3 million of investments in various affiliated partnerships and the Funds.

8. Retirement Plans

The Company sponsors a qualified profit-sharing plan that covers substantially all U.S. employees and principals who meet certain eligibility requirements. The annual Company contribution to the plan is discretionary. The Company also sponsors a qualified defined-benefit cash balance plan for its principals who meet certain eligibility requirements. The annual funding requirement is allocated among the principals based on plan formulas and individual principal elections. At December 31, 2007, the cash balance plan has total assets and a benefits obligation of approximately $28 million.

9. Net Capital Requirements

The Company is subject to the net capital rules of the Securities and Exchange Commission and FINRA. The Company computes its net capital requirement under the alternative method, provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items, as defined. At December 31, 2007, the Company had net capital of $135.0 million and required net capital of $1.3 million. The Company's ratio of net capital to aggregate debit items was 212%.

9. Net Capital Requirements (continued)

Prepayment of subordinated borrowings and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules of certain other regulatory bodies.

10. Consolidated Subsidiaries

The assets of $12.9 million and the capital of $8.0 million of William Blair International, Limited are included in the consolidated computation of the Company's net capital because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors as permitted by Rule 15c3-1. At December 31, 2007, William Blair International, Limited had net capital of $3.9 million and required net capital of $250,000. Excess net capital of $3.6 million is included as an allowable credit in the Company's computation of net capital. The capital of William Blair Global Holdings and William Blair Funds Placement Group, L.L.C. is not included in the computation.

END